

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2011

Via U.S. Mail

Dr. Ernst Volgenau
c/o SRA International, Inc.
4300 Fair Lakes Court
Fairfax, VA 22033

> **Re:** **SRA International, Inc.**
> **Schedule 13E-3**
> **Filed by SRA International, Inc.; Sterling Holdco Inc. and affiliates;**
> **Providence Equity Partners VI L.L.C. and affiliates; and Ernst Volgenau**
> **and affiliates on April 18, 2011**
> **File No. 005-78832**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on April 18, 2011**
> **File No. 001-31334**

Dear Dr. Volgenau:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1.   Please advise who controls PEP GP, and why Providence Equity Partners L.L.C. is not a filing person. If the latter entity controls PEP GP, please add it as a filing person, and disclose each person specified in Instruction C to Schedule 13E-3.

2.   Please advise why Ms. Sara Volgenau is not a filing person.

3.   We note the disclaimer that no filing person is responsible for the accuracy of any information supplied by any other filing person. While you may include appropriate language about the limits on the reliability of information, you may not disclaim responsibility for its accuracy. Please revise.

4.   Please provide your analysis as to the continued ability of Dr. Volgenau to report his holdings on Schedule 13G. In your response, address any implications of acquisitions of securities by Dr. Volgenau and/or his affiliates after the common stock became subject to Section 12(g) of the Exchange Act, as well as any implications of the voting agreement entered into on March 31, 2011.

Exhibits

5.   The presentation materials filed as exhibit (c)(2) are in many places difficult or impossible to read. You should file the document in legible format. We may have further comment upon reviewing the exhibit.

6.   We note that you have not filed as an exhibit to your Schedule 13E-3 the stockholders agreement described on page 62 of the proxy statement. Please file this document, or advise why you believe that this is not required. Refer to Items 5 and 16 of Schedule 13E-3 and Items 1005(e) and Item 1016(d) of Regulation M-A.

7.   You do not appear to have filed the promissory note of Holdco as an exhibit to the Schedule 13E-3. Please file this document, or advise why you believe this is not required. We note that this document is an exhibit to the equity rollover commitment letter.

8.   Please file the exhibits to exhibit (b)(1).

Preliminary Proxy Statement on Schedule 14A

General

9.   Please advise why you have created a generic, defined term for Dr. Volgenau (the "Rollover Investor"), instead of merely referring to him as "Dr. Volgenau." While we recognize that Dr. Volgenau will be receiving cash with respect to the interests he holds in certain trusts, the defined term has the effect of obscuring the fact that the Rule 13e-3 transaction is with your founder and controlling shareholder, especially given that the Providence Entities do not currently own any common stock.

10. Please clarify in the first few paragraphs of the proxy statement that the board of directors is recommending to security holders that they approve the sale of the company to an entity that is 80% controlled by Providence Equity Partners L.L.C, a private equity firm, and 20% owned by Dr. Volgenau, the company's founder and controlling shareholder. Please similarly emphasize that Dr. Volgenau will be retaining an equity interest in the company that is equivalent to his current equity participation.

11. Please provide the disclosure required by Item 1012(e) of Regulation M-A, or direct us to where this information appears in your filing.

The Parties, page 15

12. Please disclose the state or other place of organization of the Providence Entities and the EV Trusts, or advise. See Item 1003(b) of Regulation M-A.

13. Please disclose the information required by Item 1003(c)(3) and (4) of Regulation M-A with respect to the EV Trusts. See Item 1003(b) of Regulation M-A.

Background of the Merger, page 17

14. Please confirm that all financial forecasts and models referred to on page 18, as well as the information regarding the proposed divestitures described on page 32, are disclosed in the section beginning on page 49.

Recommendation of Our Board of Directors and Special Committee…, page 28

15. Please present the conclusions of the board of directors and the special committee as to the procedural and substantive fairness of the transaction to unaffiliated security holders, rather than to "the Company and its stockholders." See Item 1014(a) of Regulation M-A.

16. Please disclose what consideration the board of directors and the special committee gave to the fact that Dr. Volgenau controls the company and may therefore have been unlikely to vote in favor of any alternative transaction.

17. The fairness conclusion of the board of directors is not supported by reasons independent of those considered by the special committee and its financial advisor. A filing person may rely upon the analyses and conclusions produced by another party to the extent that the filing person expressly adopts those analyses and conclusions, and such analyses and conclusions are disclosed and satisfy the disclosure standards set forth in Instruction 2 to Item 1014 of Regulation M-A. See Question 20 of SEC Release No. 34-17719 (April 13, 1981). To the extent that the board of directors relied on these persons' analyses and did not perform its own, the board of directors must specifically adopt the analyses and conclusions of these persons. Alternatively, provide a reasonably detailed discussion of

the material factors upon which the board of directors relied in making its fairness determination.

18.   Disclose the purposes of the Rule 13e-3 transaction for the company. See Item 1013(a) of Regulation M-A.

Opinion of the Financial Advisor to the Special Committee, page 32

19.   Please disclose how many of the companies included in the selected companies and selected transactions analyses had controlling shareholders, and any impact that might have on the values represented.

Miscellaneous, page 38

20.   Please disclose how the actual fee payable to Houlihan Lokey will be determined, or otherwise advise why this amount can only be estimated at this time. Disclose the portion of the fee paid upon delivery of its opinion.

21.   We note that the description in the proxy statement regarding the material relationships between Houlihan Lokey and the company does not provide a narrative and quantitative description of the fees paid or to be paid to Houlihan Lokey and its affiliates by the company and its affiliates. Please revise the proxy statement to provide these disclosures.

Prospective Financial Information, page 49

22.   We note that the projections which you provided to the Providence Entities included non-GAAP measures. Please tell us your analysis as to the applicability of Regulation G to this disclosure, giving due regard to the fact that this information does not fall exclusively within the bounds of Item 1015 of Regulation M-A.

23.   Please confirm that the projections described in this section are those referred to by Houlihan Lokey in its opinion materials.

Debt Financing, page 52

24.   Please disclose the term of the senior secured facilities. See Item 1007(d)(1) of Regulation M-A.

Rollover Agreement, page 61

25.   Please tell us, with a view towards revised disclosure, how you determined that Dr. Volgenau's rollover equity interest has a value of $120 million.

<u>Determination of the Per Share Merger Consideration, page 64</u>

26.   Please delete the reference to arms-length negotiations appearing in this section. References to arms-length negotiations are inappropriate in a transaction that was negotiated with a related party.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                        Sincerely,

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: <u>Via facsimile: (202) 879-5200</u>
        Alexander D. Fine, Esq.
        Kirkland & Ellis LLP